Exhibit 99.1

Uxin Announces Appointment of Chief Strategy Officer

BEIJING, November 2, 2021 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading nationwide online used car dealer in China, today announced the appointment of Mr. Wenbing Jing as its Chief Strategy Officer.

Mr. Kun Dai, Founder, Chairman and CEO of Uxin, commented, "We are very pleased to have Mr. Wenbing Jing, our long-time partner and a leading expert in the used car industry, back at Uxin. Mr. Jing is a core founding member of Uxin and has made significant contributions to the growth and development of Uxin. We look forward to Mr. Jing's extensive experience and commitment to lead Uxin once again to overcome all obstacles and achieve remarkable development."

Mr. Wenbing Jing has extensive experience in strategy and operation management. Prior to re-joining Uxin, Mr. Jing served as vice president as well as general manager of the used car department at Autohome Inc. (NASDAQ: ATHM). Prior to that, Mr. Jing had served various roles at Uxin from 2011 to 2019, including general manager of Uxin’s southern division, and executive president and chief strategy officer of Uxin. Mr. Jing received his master of laws from the school of law of Cardiff University in the United Kingdom.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Uxin’s filings with the United States Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.